UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
____________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of June 2012
_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Electric Company, Ltd
No. 168 Nanhai Avenue (Building No. 7),
Haikou Free Trade Zone
Haikou, Hainan, People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  ______________

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release, dated June 13, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED
(Registrant)

By:	/s/ Mark Du
Name:	Mark Du
Title:	Chief Financial Officer

Dated:  June 14, 2012

Exhibit No.	Description
1.	Press release, dated June 13, 2012

Exhibit 1

Jinpan International Secures Lines of Credit from Bank of Communications

CARLSTADT, N.J., June 13, 2012 /PRNewswire/ -- Jinpan International Ltd. (Nasdaq: JST) (the "Company"), a leading designer, manufacturer, and distributor of cast resin transformers, today announced that it has entered into agreement with the Bank of Communications for two credit lines – a long term credit line for fixed asset investment and a short term credit line for working capital – totaling   RMB 350 million (approximately US$ 55 million).  The fixed asset credit line is in the amount of RMB 210 million (approximately US$ 33 million) and carries an interest rate of People's Bank of China Bench Mark Rate x 1.05 per annum. Loans made under this credit line must be applied to fixed asset investment at the Company's Guilin facility.  The credit line has a term of seven years. Repayment of loan principal is scheduled over a seven year period, from 2013 to 2019.

The working capital credit line is in the amount of RMB 140 million (approximately US$ 22 million) and carries an interest rate of People's Bank of China Bench Mark Rate x 1.05 per annum.  Loans made under this credit line must be applied to the working capital of the Company's Guilin facility.  The credit line has a term of two years.  The loan principal must be repaid in full annually.

Mr. Zhiyuan Li, Chief Executive Officer of Jinpan, commented, "We are pleased to secure these two lines of credit.  Obtaining funding from an established lender like Bank of Communications further validates Jinpan's attractive long term growth outlook and strong operating model.  These two credit lines will be used to develop our new manufacturing facility in Guilin.  They will provide significant support to our business expansion in a non-dilutive manner to our shareholders.  With the financial flexibility of our credit lines and a healthy backlog, we remain comfortable with our long-term growth strategies."

Safe Harbor Provision

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and observations and involve known and unknown risks, and uncertainties or other factors not under the Company's control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors are listed from time-to-time in our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2011 and our subsequent reports on Form 6-K.

Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

SOURCE Jinpan International Ltd